OLSHAN
1325 Avenue of the Americas * New York, New York 10019
Telephone: 212-451-2300 * Facsimile: 212-451-2222
______________________________________________________________________________________________________
EMAIL: SFELDMAN@OLSHANLAW.COM
DIRECT DIAL: 212-451-2234

June 28, 2016
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    William Mastrianna, Esq., Attorney-Adviser
Division of Corporation Finance

Re:    IZEA, Inc.
Registration Statement on Form S-3 (No. 333-212247)

Ladies and Gentlemen:

On behalf of IZEA, Inc., we enclose IZEA’s request for acceleration of the above-referenced Registration Statement to 9:30 a.m., Eastern time, on Thursday, June 30, 2016, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letter to IZEA.
Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Edward H. (Ted) Murphy
Ms. LeAnn Hitchcock

IZEA, INC.
480 N. Orlando Avenue, Suite 200
Winter Park, Florida 32789

June 28, 2016
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    William Mastrianna, Esq., Attorney-Adviser
Division of Corporation Finance

Re:    IZEA, Inc.
Registration Statement on Form S-3 (No. 333-212247)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, IZEA, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m., Eastern time, on Thursday, June 30, 2016, or as soon as possible thereafter.

In connection with IZEA’s request for acceleration of the effective date of the Registration Statement, IZEA acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IZEA from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IZEA may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IZEA, INC.

By:	/s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer